

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 16, 2009

<u>Via U.S. Mail and Fax (212) 935-9216</u>

Mr. Steve Crea
Chief Financial Officer
Medis Technologies Ltd.
805 Third Avenue
New York, New York 10022

> **Re:** **Medis Technologies Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-30391**

Dear Mr. Crea:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

Year ended December 31, 2008 Compared to Year Ended December 31, 2007, page 29

1.   We note your disclosure in this section and on pages F-9 and F-29 that you used an independent appraiser to perform an assessment of your goodwill and property and equipment for impairment. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

2.   We noted that you recorded depreciation, production and facility costs totaling approximately $28.2 million in 2008. Please tell us and revise future filings to clarify the why you incurred such significant costs and why you did not incur any similar costs in prior years.

Critical Accounting Policies, page 39

3.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

·   The reporting unit level at which you test goodwill for impairment and your basis for that determination.
·   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
·   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
·   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

·   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Item 9A. Controls and Procedures, page 44

Management's Report on Internal Control Over Financial Reporting, page 44

4.   Please revise future filings to include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting as required by Item 308(a)(4) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

5.   You combine impairment charges related to goodwill and property and equipment in a single line item on your statements of operations for the year ended December 31, 2008. In future filings, consistent with paragraph 43 of SFAS 142, please present the aggregate amount of this goodwill impairment loss as a separate line item.

6.   Refer to the table in the footnote at the bottom of page F-4. While you may disclose the amount of stock-based compensation expenses included within individual line items of your statement, such as research and development and selling and marketing, you should not reflect a total for stock-based compensation expenses. Please revise future filings to remove this total amount from the table included as a footnote on the face of your statements of operations. Please refer to SAB Topic 14-F.

Note E – Inventories, page F-19

7.   We see that you identified approximately $2.6 million of your inventory as non-current, please tell us and revise future filings to explain your classification.

8.   We note that you did not have any sales in fiscal years 2006, 2007 and 2008 or the three months ended March 31, 2009. Further, we note that your inventory balance was $8.8 million, $9.9 million and $10.2 million as of December 31, 2007 and 2008, and March 31, 2009, respectively. Please tell us about you review of the inventory in determining the amount of any reserves required under U.S GAAP as of December 31, 2009 and March 31, 2009.

Note J. Series A Preferred Stock and Share Lend, page F-21

1. Series A Preferred Stock, page F-21

9.   Please tell us and in future filings please explain, in summary form within your financial
        statements, the pertinent rights and privileges of the cumulative convertible perpetual
        preferred stock consistent with paragraph 4 of SFAS 129. For example, disclose the
        liquidation terms and also the redemption terms to support your balance sheet
        classification.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Financial Statements, page 2

10.   We note that the terms of your preferred stock preclude you from paying dividends or
        making other distributions on the common stock if there are any accumulated and unpaid
        dividends on the preferred stock. Please tell us how you considered EITF 03-6 in
        determining your net loss per share for the three months ended March 31, 2009.

Item 4. Controls and Procedures, page 21

11.   You disclose that you based your assessment of the effectiveness of your disclosure
        controls and procedures on the criteria established in Internal Control-Integrated
        Framework issued by COSO. Given that the referenced criteria concern your internal
        control over financial reporting and not your disclosure controls and procedures, please
        tell us why you included this reference in the disclosure and why you applied the criteria
        in your evaluation.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant